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PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED APRIL 20, 2006)	Filed pursuant to Rule 424(b)(3) Registration No. 333-132900

PROSPECTUS SUPPLEMENT

15,350,196 Shares of Common Stock

        This prospectus supplement supplements the prospectus dated April 20, 2006 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 15,350,196 shares of our common stock. This prospectus supplement includes the information contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2006 and attached to this prospectus supplement as Annex 1.

        This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated April 20, 2006. You should read this prospectus supplement in conjunction with the prospectus and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated April 20, 2006, including any supplements or amendments thereto.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ADLS."

Investment in our common stock involves risks.
See "Risk Factors" beginning on page 2 of the prospectus dated April 20, 2006.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2006.

Annex 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Quarterly Period Ended: March 31, 2006
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No: 000-51436

ADVANCED LIFE SCIENCES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	30-0296543 (I.R.S. Employer Identification no.)

1440 Davey Road
Woodridge, IL 60517
(Address, including zip code of registrants principal executive offices)

Registrant's telephone number: (630) 739-6744

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

        Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

        Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

        As of May 8, 2006, the registrant had 28,256,763 shares of common stock, $0.01 par value per share, outstanding.

ADVANCED LIFE SCIENCES HOLDINGS, INC

INDEX

Form 10-Q

1

PART I—FINANCIAL INFORMATION

Item 1.  Financial Statements (Unaudited)

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY
(A Development Stage Company)

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	As of March 31, 2006	Year ended December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38,218,131	$4,749,932
Investments—available for sale	6,675,000	10,475,000
Accounts receivable—related party	5,054	6,160
Prepaid insurance	217,082	362,241
Prepaid expenses and other	2,095,201	118,263

Total current assets	47,210,468	15,711,596

FURNITURE AND EQUIPMENT:
Furniture and fixtures	148,985	147,275
Laboratory equipment	142,928	142,928
Computer software and equipment	194,136	187,771
Leasehold improvements	40,646	40,646

Total furniture and equipment—at cost	526,695	518,620
Less accumulated depreciation	(290,323)	(267,372)

Furniture and equipment—net	236,372	251,248

OTHER LONG-TERM ASSETS:
Deferred financing costs	46,378	53,004
Other assets	6,534	6,062

Total other long-term assets	52,912	59,066

TOTAL ASSETS	$47,499,752	$16,021,910

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$337,782	$294,816
Accrued expenses	1,371,387	240,761
Accrued interest payable	5,493	5,334
Short-term lease payable	14,677	14,114

Total current liabilities	1,729,339	555,025

Long-term lease payable	9,277	13,166
Accrued interest payable—related party	819,096	765,514
Grant payable	500,000	500,000
Notes payable—net of $19,716 debt discount March 31, 2006 & $22,532 December 31, 2005	3,895,284	3,892,468
Notes payable—related party	2,000,000	2,000,000

Total liabilities	8,952,996	7,726,173

STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value—March 31, 2006: 60,000,000 shares authorized; 28,226,763 issued and outstanding; December 31, 2005: 17,990,322 shares issued and outstanding;	282,268	179,903
Series A preferred stock of Advanced Life Sciences Inc., no par value—250,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	88,221,460	54,834,373
Deficit accumulated during the development stage	(49,956,972)	(46,718,539)

Total stockholders' equity (deficit)	38,546,756	8,295,737

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$47,499,752	$16,021,910

See notes to condensed consolidated financial statements.

2

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY
(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

			Period From Inception (January 1, 1999) Through March 31, 2006
	Three months ended March 31,
	2006	2005
Revenue and income:
Management fees	$—	$32,519	$1,161,180
Grant	35,127	—	1,030,910
Royalty—related party	—	—	45,238

Total revenue and income	35,127	32,519	2,237,328

Expenses:
Research and development	2,260,378	317,790	34,193,614
Contracted research and development—related party	—	—	7,980,299
Selling, general and administrative	1,149,170	367,744	8,784,288

Total expenses	3,409,548	685,534	50,958,201

Loss from operations	(3,374,421)	(653,015)	(48,720,873)
Other (income) expense:
Interest Income	(280,858)	—	(553,074)
Interest expense	144,870	95,311	1,789,173

Net other (income) expense	(135,988)	95,311	1,236,099

Net loss	(3,238,433)	(748,326)	(49,956,972)

Less accumulated preferred dividends for the period	43,750	43,750	1,188,542

Net loss available to common shareholders	$(3,282,183)	$(792,076)	$(51,145,514)

Basic and diluted net loss per share available to common shareholders	$(0.15)	$(0.07)

Weighted average number common shares outstanding—basic and diluted	21,290,153	10,732,978

See notes to condensed consolidated financial statements.

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ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY
(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (JANUARY 1, 1999) THROUGH MARCH 31, 2006
(Unaudited)

						Deficit Accumulated During the Development Stage
	Common Stock		Preferred Stock
					Additional Paid-in Capital
	Shares	Amount	Shares	Amount			Total
BALANCE—January 1, 1999 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock in exchange for contributed intellectual property in January 1999	1,588,000	—	—	—	—	—	—
Exchange of shares under recapitalization and spin-off from MediChem Life Sciences, Inc in June 1999, at historical cost	(1,588,000)	—	250,000	—	—	—	—
Issuance of common stock in June 1999, at $0.157 per share	1,588,000	250,000	—	—	—	—	250,000
Compensation expense related to stock options since inception	—	—	—	—	15,097	—	15,097
Conversion of loans to stockholder into equity, August 2001	—	—	—	—	5,751,753	—	5,751,753
Capital contributions	—	—	—	—	1,165,118	—	1,165,118
Net loss since inception	—	—	—	—	—	(9,274,336)	(9,274,336)

BALANCE—December 31, 2001	1,588,000	250,000	250,000	—	6,931,968	(9,274,336)	(2,092,368)
Capital contributions	—	—	—	—	1,161,000	—	1,161,000
Net loss	—	—	—	—	—	(1,261,551)	(1,261,551)

BALANCE—December 31, 2002	1,588,000	250,000	250,000	—	8,092,968	(10,535,887)	(2,192,919)
Capital contributions	—	—	—	—	2,337,728	—	2,337,728
Net loss	—	—	—	—	—	(2,551,488)	(2,551,488)

BALANCE—December 31, 2003	1,588,000	250,000	250,000	—	10,430,696	(13,087,375)	(2,406,679)
Issuance of common stock at $0.157 per share	41,685	6,563	—	—	—	—	6,563
Compensation expense related to stock options	—	—	—	—	5,604	—	5,604
Exchange of shares under recapitalization	(1,629,685)	(256,563)	—	—	—	—	(256,563)
Issuance of shares under recapitalization	9,482,015	94,820	—	—	161,743	—	256,563
Capital contributions	—	—	—	—	2,295,731	—	2,295,731
Issuance of 14,887 warrants	—	—	—	—	11,898	—	11,898
Issuance of common stock in exchange for licenses	1,122,569	11,226	—	—	8,988,774	—	9,000,000
Net loss	—	—	—	—	—	(27,186,918)	(27,186,918)

BALANCE—December 31, 2004	10,604,584	106,046	250,000	—	21,894,446	(40,274,293)	(18,273,801)
Issuance of common stock, net of offering costs	6,721,814	67,218	—	—	29,210,558	—	29,277,776
Issuance of stock related to option exercises	63,924	639	—	—	14,240	—	14,879
Compensation expense related to stock options	—	—	—	—	696,204	—	696,204
Issuance of common stock in exchange for reduction of milestones payable	600,000	6,000	—	—	3,000,000	—	3,006,000
Modification of 14,887 warrants	—	—	—	—	18,925	—	18,925
Net loss	—	—	—	—	—	(6,444,246)	(6,444,246)

BALANCE—December 31, 2005	17,990,322	179,903	250,000	—	54,834,373	(46,718,539)	8,295,737
Issuance of common stock, net of offering costs	10,233,464	102,335	—	—	33,340,827	—	33,443,162
Issuance of stock related to option exercises	2,977	30	—	—	437	—	467
Compensation expense related to stock options	—	—	—	—	45,823	—	45,823
Net loss	—	—	—	—	—	(3,238,433)	(3,238,433)

BALANCE—March 31, 2006	28,226,763	$282,268	250,000	$—	$88,221,460	$(49,956,972)	$38,546,756

See notes to condensed consolidated financial statements.

4

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY
(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31,		Period From Inception (January 1, 1999) Through March 31, 2006
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,238,433)	$(748,326)	$(49,956,972)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	22,951	18,183	307,856
Non-cash interest expense	9,442	3,360	34,729
Stock compensation expense	45,823	14,904	762,728
Non-cash research and development	—	—	24,466,667
Settlement of milestone payment	—	—	6,000
Loss on disposal	—	—	11,533
Changes in operating assets and liabilities:
Clinical supplies	—	—	533,333
Accounts receivable	1,106	24,868	(5,054)
Prepaid expenses	(1,831,779)	(294,081)	(2,312,283)
Other assets	(472)	(1,110)	(6,534)
Accounts payable	51,505	134,415	317,078
Accrued expenses	983,783	209,281	1,224,544
Licenses payable	—	—	(11,000,000)
Accrued interest on debt	53,741	47,184	1,402,652

Net cash flows used in operating activities	(3,902,333)	(591,322)	(34,213,723)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(16,614)	(4,163)	(400,499)
Proceeds from the sales of securities	8,132,158	—	24,882,158
Purchase of securities	(4,332,158)	—	(31,557,158)

Net cash flows (used in) provided by investing activities	3,783,386	(4,163)	(7,075,499)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and capital contributions	33,590,005	563,660	70,077,356
Proceeds from issuance of notes payable	—	—	9,018,691
Proceeds from grants	—	—	500,000
Proceeds from stock options exercised	467	63	21,909
Payments on capital leases	(3,326)	(2,842)	(110,603)

Net cash flows provided by financing activities	33,587,146	560,881	79,507,353

NET INCREASE IN CASH	33,468,199	(34,604)	38,218,131
CASH—Beginning of period	4,749,932	194,555	—

CASH—End of period	$38,218,131	$159,951	$38,218,131

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$81,802	$44,263	$345,374

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:
Noncash investment activity—purchases of fixed assets under capital leases	$—	$41,438	$134,556
Capital expenses included in accounts payable	20,704	—	20,704
Noncash financing activity—issuance of common stock for licenses	—	9,000,000	9,000,000
Issuance of common shares for reduction of milestone payment	—	3,000,000
Clinical supplies	—	750,000	—
Cost of proceeds	146,843	—	146,843
Debt discount	—	—	30,823
Deferred financing costs	$—	$—	$30,000

See notes to condensed consolidated financial statements.

5

ADVANCED LIFE SCIENCES HOLDINGS, INC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

        Nature of Business—Advanced Life Sciences Holdings, Inc. (the "Company") conducts new drug research and development in the fields of infectious disease, oncology and inflammation. Since inception, the Company has devoted substantially all of its efforts to activities such as financial planning, capital raising and product development, and has not derived significant revenues from its primary business activity. Accordingly, the Company is in the development stage, as defined by Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises.

        Basis of Presentation—The accompanying unaudited condensed consolidated financial statements of the Company and subsidiary have been prepared in accordance with accounting principles generally accepted in the United States of America and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, unless otherwise noted herein, necessary to present fairly the results of operations, financial position and cash flows have been made. Therefore, these condensed consolidated financial statements should be read in conjunction with the Company's most recent audited financial statements and notes thereto. The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Advanced Life Sciences, Inc. ("ALS Inc.") All significant intercompany balances and transactions have been eliminated. The results of operations for any interim period are not necessarily indicative of the results of operations expected for the full year.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

        Investments—The Company has marketable debt securities which are classified as available-for-sale, the fair value of which is determined using currently available market prices. The Company reviews the carrying value of investments each quarter to determine whether an other than temporary decline in market value exists. If such a decline is deemed to have occurred, the investment is written-down with a charge to other (income) expense, net. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of stockholders' equity in accumulated other comprehensive loss. Marketable securities available for current operations are classified in the balance sheet as current assets; marketable securities held for long-term purposes are classified as noncurrent assets. Interest income and realized gains and losses on securities are included in "Interest income" in the statements of operations. At March 31, 2006, the Company's investments consist of auction rate debt securities. As of March 31, 2006 no unrealized holding gains or losses were recognized in the statements of operations and stockholders equity.

        Revenue and Income Recognition—Small Business Innovation Research grant revenue is recorded as expenses are incurred and services performed in accordance with the terms of the grant agreements. Royalty revenue is earned from a license of the Company's chemical process technology. Under the license, revenue is earned based upon a percentage of reported net sales from a subsidiary of deCODE Genetics, Inc. ("deCODE"), for services that incorporate the licensed technology (see Note 4). Revenue earned through our management agreement with Flavin Ventures is recorded as expenses are incurred and services performed. Management fees, which are generated from a shared services agreement with Sarawak MediChem Pharmaceuticals, Inc. ("SMP"), are recognized on the cash basis as the collectibility of such fees is not reasonably assured.

6

        Research and Development Expenses—Research and development expenses consist of internal research costs and fees paid for contract research in conjunction with the research and development of the Company's proprietary product portfolio. All such costs are expensed. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. The Company estimates both the total cost and time period of the trials and the percent completed as of that accounting date. Research and development expenses resulting from contracts that require payments based upon the progress towards completion of certain milestones are estimated based upon the percentage of completion method. The Company believes that the estimates made as of March 31, 2006 are reflective of the actual expenses incurred as of that date.

        The company recognizes in-process research and development in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method and the AICPA Technical Practice Aid, Assets Acquired in a Business Combination to be used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries. Assets to be used in research and development activities, specifically, compounds that have yet to receive new drug approval from the FDA and would have no alternative use should approval not be given, are immediately charged to expense when acquired.

        Stock-Based Compensation—In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R) Accounting for Stock-Based Compensation that will require compensation cost related to share-based payment transactions to be recognized in the financial statements. Compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation expense will be recognized over the period that an employee provides service in exchange for the award.

        Effective January 2004, the Company adopted the fair value method as contained in SFAS No. 123, Accounting for Stock-Based Compensation. Effective December 2004, the Company adopted SFAS No. 123(R). As prescribed in SFAS No. 123(R) the Company elected to use the "prospective method." The prospective method requires expense to be recognized for all awards granted, modified or settled in the year of adoption. Historically, the Company applied the intrinsic method as provided in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and accordingly, no compensation cost had been recognized for stock options issued to employees in prior years. As a result of adopting the fair value method for stock compensation, all future awards will be expensed over the stock options vesting period. The Company utilized the Black-Scholes option pricing model to estimate the fair value of options.

        Variable Interest Entities—The Company determines consolidation of variable interest entities in accordance with FASB Interpretation 46(R), Consolidation of Variable Interest Entities. Our 50/50 joint venture, Sarawak MediChem Pharmaceuticals, has not been included in our consolidated financial statements because the majority of its financial support in the form of contributed capital and debt has been funded by our joint venture partner.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Private Placement

        In March 2006, the Company completed the private placement of 10,233,464 shares of its common stock to a group of institutional investors at $3.53 per share, resulting in gross proceeds of $36.1 million. In addition to the shares sold, the Company issued warrants to purchase 5,116,732 shares of its common stock at a price of $3.81 per share. The warrants became exercisable upon issuance and

7

will expire five years from the date of grant. The warrants contain the right, at the discretion of the purchaser, to convert into common stock through a net exercise provision. The Company has recorded the issuance of the warrants as a permanent component of equity. In connection with the offering, the Company paid approximately $2.5 million in underwriting discounts and incurred other offering expenses of approximately $152,000, of which $5,000 was paid through March 31, 2006. The net cash proceeds from the offering were approximately $33.6 million as of March 31, 2006.

3.  Joint Venture

        SMP is a joint venture between the State Government of Sarawak, Malaysia ("Sarawak Government") and the Company. Sarawak, through Craun Sdn Bhd, and ALS Inc. each maintain a 50% share in SMP.

        Under the joint venture agreement (the "Agreement"), Sarawak Government has contributed $9.0 million to SMP through stock subscription payments based on the attainment of certain milestone achievements outlined in the Agreement. The Company has contributed certain intellectual property and has committed to make scientists available to undertake the research and clinical trials, to train scientists nominated by the Sarawak Government and to permit such scientists to participate in the clinical trials, manufacture, marketing and distribution of any commercial product resulting from the research and development effort. Additionally, the Sarawak Government has provided long-term loans to SMP of $12.0 million through March 31, 2006. The Sarawak Government also provided approximately $22,000 in short-term loans during 2005 that was used for patent protection and clinical trial insurance expenses. Accrued interest on all such loans was approximately $6.3 million and $5.0 million as of March 31, 2006 and 2005, respectively.

        The Company accounts for its investment in SMP under the modified equity method of accounting, which provides that the Company record its proportional share of earnings once the accumulated deficit incurred by SMP has been recovered. Accordingly, as of March 31, 2006 and 2005, the Company's investment in SMP had a carrying value of zero.

        According to the terms of the loan agreement with the Sarawak Government, $12.0 million of SMP's debt is past due. As a result of this default in payment by SMP, the Sarawak Government has the option under the loan agreement to take over the control and management of the Calanolide A project or the affairs of the joint venture until such time as the loan is repaid in full. To date, the Sarawak Government has not pursued collection of this debt or sought to control or manage the Calanolide A project. In July 2005, the Sarawak Government exercised certain of its contractual rights by notifying SMP of its intention to appoint its representative as an officer of SMP for purposes of assuming control of the affairs and management of SMP. In December 2005, the Sarawak Government nominated and the Board of Directors of SMP approved the appointment of Mr. Jumastapha bin Lamat as the controlling officer of SMP. Since that time the Company has been transitioning access to the joint venture's accounting, financial and corporate records to representatives of Mr. Lamat. The Sarawak Government expressly reserved all contractual and legal remedies available in light of the default and indicated its intent to fully exercise its rights as a creditor of the joint venture. Ultimately, the Company believes that in order for the joint venture to continue, the terms of the debt must be amended to extend its maturity to a date after commercialization of Calanolide A.

        The Company previously commenced discussions with the Sarawak Government to restructure and extend the $12.0 million debt and determine the source of financing for Phase IIa clinical trials of Calanolide A. The Company does not intend to expend any meaningful funds advancing the development of Calanolide A unless and until the joint venture's debt is restructured and the Company reaches a satisfactory agreement with the Sarawak Government to amend the joint venture relationship and establish the parties' respective obligations regarding the future funding of the next phase of

8

developing Calanolide A. As a result, the Company is unable to predict when, or if at all, the Company will proceed with its plans to commence Phase IIa clinical trials for Calanolide A.

        If the Company is able to restructure its joint venture relationship and determine to proceed with the Phase IIa clinical trial for Calanolide A, upon completion of this trial the Company will evaluate its strategic alternatives for the joint venture relationship and the future advancement of Calanolide A. The Company may determine to continue the program through its joint venture, independently or under a new joint venture arrangement. It is also possible that the Company will elect to transfer its rights in the compound to its current joint venture partner or an independent third party. Factors that the Company will consider in making this decision include the success of the Phase IIa clinical trial, the relative financial obligations of the Company and its joint venture partner and the Company's capabilities at such time to continue development independently.

        The term of the joint venture agreement continues indefinitely unless terminated by the written agreement of both parties not to proceed further with the development of Calanolide A. In the event only one of the parties wishes to discontinue development of Calanolide A, the other party has the right, but not the obligation, to purchase the discontinuing party's equity interest in the joint venture for $9.0 million. If the other party does not choose to exercise its purchase right within six months of receiving written notice from the discontinuing party, then the joint venture is deemed mutually terminated. Upon such mutual termination, the joint venture agreement provides that any liabilities of the joint venture will be settled by the parties equally and all patents or licenses of the joint venture shall be reassigned back to the Company, including rights to clinical trials. The Company believes that the equal settlement of liabilities provision in the joint venture agreement was intended to recognize the 50/50 equity ownership of the joint venture and does not constitute the Company's guaranty of the joint venture's indebtedness to the Sarawak Government. Consequently, if the joint venture is mutually terminated, the joint venture partners would work together to monetize the joint venture's assets for the purpose of satisfying its liabilities, which currently are solely comprised of indebtedness to a 50% partner, the Sarawak Government. In the event the joint venture's assets are insufficient to settle its liabilities, the Company does not believe that the equal settlement of liabilities provision obligates it to contribute funds to the joint venture.

4.  Related Party Transactions

        In 2001, the Company initiated a management services agreement with SMP whereby the Company provides administrative management services to SMP. In return, the Company charges SMP a flat monthly service fee. During 2003, management deemed that the collectibility of the monthly management fee was not reasonably assured. Consequently, management concluded that fee revenue will be recognized on a cash basis. There were no management fees recognized as revenue under this agreement for the three months ended March 31, 2006 and 2005. On a cumulative basis, billed and unrecognized fees as of March 31, 2006 and 2005 totaled approximately $615,000 and $549,000, respectively.

        The Company's Chief Executive Officer, Michael T. Flavin, has loaned to the Company $2.0 million (see Note 5).

        The Company's line of credit has been guaranteed by Flavin Ventures, the Company's Chief Executive Officer and his wife and the Company's President (see Notes 5 and 8).

        The Company leases facilities from the BioStart Property Group ("BioStart"), a wholly-owned subsidiary of Flavin Ventures. Lease costs were approximately $64,000 and $62,000 for the three months ended March 31, 2006 and 2005, respectively.

        The Series A preferred stock of the Company's wholly-owned subsidiary, ALS, Inc., is held by deCODE as a result of ALS Inc.'s spin-off from MediChem Life Sciences in January 1999, and

9

MediChem's subsequent acquisition by deCODE in March 2002. deCODE provides analytical services to the Company on an as needed basis. Analytical related charges totaled approximately $200 and $1,500 for the three months ended March 31, 2006 and 2005, respectively.

5.  Long Term Obligations

        In September 2001, the Company entered into a $2.0 million promissory note with the Chief Executive Officer of the Company which bears interest at 7.75%. Accrued but unpaid interest is added to the outstanding principal annually. Principal plus accrued interest is due in a lump sum on December 31, 2007. As of March 31, 2006 and 2005, the Company had approximately $2.8 million and $2.6 million, respectively, outstanding under the note.

        The Company has a $4.0 million line of credit with a local financial institution. As of March 31, 2006, $3.0 million of the line of credit accrued interest based on the prime rate plus 0.75%, and $915,000 million accrued interest based on the prime rate plus 1%. Interest under the line is payable monthly, and matures on December 31, 2007. The line of credit is secured by the assets of the Company, approximately 1.8 million shares of stock held by Flavin Ventures and is guaranteed by Flavin Ventures, Dr. Michael Flavin and his wife, and John L. Flavin. The Company and the financial institution restructured the line of credit in April 2006 (see Note 8).

        In connection with the line of credit, the financial institution received a warrant entitling it to purchase 14,887 shares of the Company's common stock at an exercise price of $5.00 per share, subject to certain adjustments. The warrant is immediately exercisable and will terminate, if not exercised, on December 21, 2009. At the time of issue the warrant was valued, using the Black-Scholes option pricing model, at approximately $11,900. The amount was recorded as a discount to the related debt and is being amortized to interest expense over the term of the debt. As a result of a decrease in exercise price under the terms of the warrant in connection with the Company's initial public offering, the warrant was revalued at approximately $27,000. The difference between the carrying value and fair value was recorded as a discount to long-term obligations and is being amortized to interest expense over the remaining term of the line of credit.

6.  Stock Option Grants

        In March 2006, the Company granted stock options to purchase up to 233,500 shares of common stock to certain employees and scientific advisory board members. The exercise price of the options is the fair market price of the Company's stock on the date of grant. As a result, the Company recognized compensation expense totaling approximately $46,000 and $15,000 for the three months ended March 31, 2006 and 2005, respectively, in accordance with SFAS No. 123 (R), Share based Payment.

7.  Earnings Per Share

        Basic earnings per share are computed by dividing net income by the number of weighted average common shares outstanding during the reporting period. Diluted earnings per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. The computation of weighted average common shares outstanding for the three months ended March 31, 2005 gives effect to a 3.97-for-one stock split authorized by the Board in June 2005. The computation of diluted shares outstanding for the periods ended March 31, 2006 and 2005 excludes incremental shares of 6,297,976 and 701,729, related to employee stock options and warrants. These shares are excluded due to their anti-dilutive effect as a result of the Company's losses for the periods ended March 31, 2006 and 2005.

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8.  Subsequent Events

        In April 2006, the Company restructured its $4.0 million line of credit (see Note 5). The new line of credit provides for a fixed interest rate of 6.75% per annum and a maturity date of January 1, 2008. The line of credit is secured by substantially all of the Company's assets, except that the collateral specifically excludes any rights that the Company may have a result of its license agreement with Abbott Laboratories for cethromycin, and approximately 2.5 million shares of the Company's common stock held by ALS Ventures, LLC. In connection with the restructuring of the line of credit, the bank also released guarantees of Flavin Ventures, LLC, Dr. Michael Flavin and his wife, and John L. Flavin.

        In April 2006, the Company amended its lease agreement with BioStart (see Note 4). Under the terms of the amendment, the Company may reduce its required rental payments to BioStart to offset for any shared expenses between the Company and other tenants in the building.

        In May 2006, the Company's Board of Directors authorized the payment of accumulated interest on the loan with our Chief Executive Officer, totaling approximately $800,000 (see Notes 4 and 5). The Board also authorized the making of current monthly payments of accrued interest until the loan matures on December 31, 2007.

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Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this quarterly report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, oncology and inflammation. Using our internal discovery capabilities and our network of pharmaceutical and academic partners, we have assembled a promising pipeline of clinical and preclinical product candidates. Our most advanced product candidate, cethromycin, is a novel ketolide antibiotic in Phase III clinical development for the treatment of respiratory tract infections. We also have product candidates in earlier stages of development for the treatment of indications including HIV, inflammation-related tissue damage and malignant melanoma.

        None of our product candidates have been approved by the FDA or any comparable foreign agencies, and we have not generated any significant revenues to date. Our ability to generate revenues in the future will depend on our ability to meet development or regulatory milestones under any license agreements that trigger payments to us, to enter into new license agreements for other products or territories and to receive regulatory approvals for, and successfully commercialize, our product candidates either directly or through commercial partners.

        Since our inception we have incurred net losses each year. Our net losses for the three months ended March 31, 2006 and 2005 were $3.3 million and $800,000, respectively. As of March 31, 2006, we had an accumulated deficit of $50.0 million. Our operations to date have been funded principally through proceeds from our initial public offering in August 2005 ("the IPO"), our private placement in March 2006 ("private placement"), debt and capital contributions made by our Chief Executive Officer and borrowings under our bank line of credit.

        We expect to significantly increase the rate of our research and development expenditures as we accelerate our development of cethromycin. Accordingly, our total expenses and net losses will similarly increase. If the clinical testing for our product candidates is delayed, we could incur increased development costs and a delay in our ability to generate revenues.

        In December 2005, we initiated Phase III clinical trials for cethromycin. Our Phase III trials compare cethromycin with standard of care therapies for community acquired pneumonia in the United States, Canada, Europe, Central and South America, South Africa, Australia and New Zealand. The objective is to establish statistical non-inferiority against comparators. The trials are designed to demonstrate a clinical cure rate non-inferiority endpoint using a 95% confidence interval. We expect to have preliminary data from these trials in the fourth quarter of 2006.

        If cethromycin is approved for marketing by the FDA, we plan to sell cethromycin using a commercial partner to access the primary care physician market and to build and utilize a focused internal sales force that will market directly to early adopters such as, but not limited to, pulmonary medicine and infectious disease physicians.

Results of Operations

  Three months ended March 31, 2006 compared to three months ended March 31, 2005

        Revenue and income.    Total revenue and income increased by approximately $3,000 to $35,000 for the three months ended March 31, 2006 compared to the three months ended March 31, 2005.

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Revenue derived from our management agreement with Flavin Ventures wherein we provided management and administrative services to a series of companies jointly owned by Flavin Ventures decreased to $0 for the three months ended March 31, 2006 compared to approximately $33,000 for the three months ended March 31, 2005. We were notified by Flavin Ventures in December of 2005 that the management services provided would no longer be needed.

        Revenue derived from Small Business Innovative Research ("SBIR") grants was approximately $35,000 compared to $0 for the three months ended March 31, 2006 and 2005, respectively, resulting from the completion of a phase I grant awarded during the third quarter of 2005. Although we regularly submit grants to the National Institutes for Health, no additional awards have been made to date and we do not expect to recognize additional revenue for the remainder of 2006.

        Research and development expense.    Total research and development expense increased approximately $1.9 million to $2.3 million for the three months ended March 31, 2006 compared to approximately $318,000 for the three months ended March 31, 2005.

        The increase is attributable to our cethromycin development program. Our development strategy to date has been focused on ensuring the availability of clinical supplies of cethromycin and its comparator as well as the initiation of the clinical sites. The sites initiated to date are in the United States and Canada. In the second quarter of 2006 we will work to initiate clinical sites in South Africa and South America, coinciding with the beginning of the community acquired pneumonia season in both locations. Throughout 2006, as our clinical trials progress, we expect research and development expenditures to increase substantially. The largest component of our development expense is the cost to conduct our clinical trials. Since our clinical trial contracts are largely milestone based, dependent on clinical site initiation and patient enrollment, research and development expense will vary based upon the progress of the trials.

        General and administrative expense.    General and administrative expense increased approximately $781,000 to $1.1 million for the three months ended March 31, 2006 compared to approximately $368,000 for the three months ended March 31, 2005. Approximately one-half or $379,000 of this increase is attributable to expenses incurred as a result of operating as a public company. The remainder, approximately $402,000, primarily represents increased compensation and related expenses for our senior management staff as well as potential bonuses that can be earned if certain development objectives are obtained by the end of the year. These programs were initiated by our board during the first quarter of 2006 to adjust compensation to current market levels and provide incentives for key personnel to achieve cethromycin development goals.

        Interest income.    Interest income increased approximately $281,000 for the three months ended March 31, 2006 from $0 for the three months ended March 31, 2005. Interest income is derived through the investment of our IPO and private placement proceeds in marketable debt securities and money market funds.

        Interest expense.    Interest expense increased approximately $50,000 to $145,000 for the three months ended March 31, 2006 from $95,000 for the three months ended March 31, 2005. Interest expense increased due to a 2.0% increase in the prime rate between March 31, 2005 and 2006 as well as incremental borrowings on our line of credit totaling $915,000 for the same period.

Liquidity and Capital Resources

        We have devoted substantially all of our cash resources to research and development and general and administrative expenses. To date, we have not generated any revenues from the sale of products, and we do not expect to generate any such revenues for a number of years, if at all. As a result, we have incurred an accumulated deficit of $50.0 million and $46.7 million as of March 31, 2006 and December 31, 2005, respectively, and we expect to incur significant and increasing operating losses for

13

the foreseeable future. Our working capital as of March 31, 2006 amounted to $45.5 million. Cash, cash equivalents and investments was $44.9 million as of March 31, 2006. Since our inception in 1999 to August 2005, we financed our operations primarily through debt and capital contributions from our founder and controlling stockholder and borrowings under our bank line of credit. In August 2005 we completed our initial public offering in which we raised $28.7 million, net of underwriters discount and offering costs. In March 2006 we completed a private placement in which we raised $33.6 million, net of underwriters discount and offering costs.

        In September 2001, our Chief Executive Officer made a $2.0 million loan to us. The loan accrues interest at the rate of 7.75%, compounded annually, and is due and payable on December 31, 2007. The balance of the loan and accrued interest was approximately $2.8 million as of March 31, 2006. In May 2006 our board authorized us to pay the accumulated interest on the loan with our Chief Executive Officer, totaling approximately $800,000. The Board also authorized the making of current monthly payments of accrued interest until the loan matures on December 31, 2007, which totals approximately $39,000 on a quarterly basis.

        We have a $4.0 million line of credit with a local financial institution. As of March 31, 2006, the line of credit had an outstanding balance of $3.9 million. Interest is payable monthly, and matures on December 31, 2007. In April 2006, the Company restructured its $4.0 million line of credit (see Note 5). The new line of credit provides for a fixed interest rate of 6.75% per annum and a maturity date of January 1, 2008. The line of credit is secured by substantially all of the Company's assets, except that the collateral specifically excludes any rights that the Company may have a result of its license agreement with Abbott Laboratories for cethromycin, and approximately 2.5 million shares of the Company's common stock held by ALS Ventures, LLC.

        During the three months ended March 31, 2006, cash used in operating activities totaled $3.9 million. Approximately $3.3 million was used for the development of cethromycin, $22,000 for research activities related to our proprietary portfolio of compounds, net of $35,000 received from SBIR grant funding and approximately $800,000 for general operations which was offset by $200,000 of net interest income. Cash provided by investing activities totaled $3.8 million during the three months ended March 31, 2006 and related to investments sold that had reached maturity and were not immediately reinvested. Cash provided from financing activities totaled approximately $33.6 million during the three months ended March 31, 2006 related to the sale of our common stock through the completion of our private placement.

  Contractual Obligations

        As of March 31, 2006, the annual amounts of future minimum payments under debt obligations, interest, lease obligations and other long term liabilities consisting of research, development and license agreements including the potential product based milestones which could be due to Abbott, are as follows:

	Payments Due by December 31,
	2006	2007	2008	2009	2010	Thereafter	Total
Long-term debt	$—	$5,915,000	$—	$—	$—	$—	$5,915,000
Interest	249,581	1,543,554	—	—	—	—	1,793,135
Abbott license payments	—	10,000,000	30,000,000	—	—	—	40,000,000
Cethromycin development costs	14,000,000	4,072,000	8,000	—	—	—	18,080,000
Operating leases	170,062	234,789	160,645	—	—	—	565,496
Capital leases	13,066	14,110	—	—	—	—	27,176

Total	$14,432,709	$21,779,453	$30,168,645	$—	$—	$—	$66,380,807

        In the first quarter of 2006 we executed contracts totaling approximately $20.5 million related to our clinical development of cethromycin. Of this amount, approximately $19.0 million represents the

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costs we will incur to complete the Phase III pivotal clinical trials. The remainder, approximately $1.5 million, relates to cardiac safety studies, clinical laboratory support for the trials, and the manufacture and analysis of clinical supplies for the trials. Payments due under these contracts occur primarily over the next twelve months. The majority of these payments are milestone based and the periods in which milestone obligations become payable are only estimates due to uncertainties in patient enrollment.

        We will owe Abbott $10.0 million if we submit an NDA for cethromycin and $30.0 million if and when the FDA approves the NDA, which we estimate will occur in 2007 and 2008, respectively. Thereafter, we would owe Abbott an additional $2.5 million upon reaching $200 million in aggregate net sales of cethromycin and $5.0 million upon reaching $400 million in aggregate net sales. The periods in which milestone obligations become payable are only estimates due to uncertainties in the regulatory approval process.

        Our long-term commitments under operating leases shown above consist of payments relating to our facility lease in Woodridge, Illinois, which expires in September of 2008.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included in this quarterly report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

  In-Process Research and Development

        We recognize in-process research and development in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method and the AICPA Technical Practice Aid, Assets Acquired in a Business Combination to be used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries. Assets to be used in research and development activities, specifically, compounds that have yet to receive new drug approval from the FDA and would have no alternative use should approval not be given, are immediately charged to income when acquired.

        In December 2004, we incurred $24.5 million of in-process research and development expense as a result of entering into our exclusive license with Abbott Laboratories for cethromycin. We determined to immediately expense the purchased in-process research and development costs because the ultimate outcome of clinical trials for cethromycin is unknown and, therefore, FDA approval is uncertain. As part of the consideration for the cethromycin license, we issued to Abbott shares of our common stock. In order to determine the value of the common stock issued to Abbott, we relied on the arms-length nature of the transaction, precedent market data and several internal valuation models and studies. An independent appraisal was also obtained to provide additional support for the valuation methodologies utilized. By their nature, valuations involve judgments of management that rely on estimates regarding the timing and amount of cash flows and discount rates that, if changed, could significantly affect the conclusions as to value.

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  Research and Development

        Research and development expenses consist of internal research costs and fees paid for contract research in conjunction with the research and development of the Company's proprietary product portfolio. All such costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. The Company estimates both the total cost and time period of the trials and the percent completed as of that accounting date. Research and development expenses resulting from contracts that require payments based upon the achievement of certain milestones are estimated based upon progress towards completion. The Company believes that the estimates made as of March 31, 2006 are reflective of the actual expenses incurred as of that date.

  Variable Interest Entities

        We determine consolidation of variable interest entities in accordance with FASB Interpretation 46(R), Consolidation of Variable Interest Entities. Our 50/50 joint venture, Sarawak MediChem Pharmaceuticals, has not been included in our consolidated financial statements because the majority of its financial support in the form of contributed capital and debt has been funded by our joint venture partner.

  Stock-based Compensation

        Effective January 2004, we adopted the fair value method as contained in Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation. Effective December 2004, we adopted SFAS No. 123(R) Share-Based Payment. As prescribed in SFAS No. 123(R) we elected to use the "prospective method." The prospective method requires expense to be recognized for all awards granted, modified or settled in the year of adoption. Historically, we applied the intrinsic method as provided in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations and accordingly, no compensation cost had been recognized for stock options issued to employees in prior years. As a result of adopting the fair value method for stock compensation, all future awards will be expensed over the stock options vesting period. We used the Black-Scholes option pricing model to estimate the fair value of options granted.

Forward-Looking Statements and Risk Factors

        This Quarterly Report on Form 10-Q, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as "believes," "expects," "may," "anticipates," "plans," "intends," "assumes," "will" or similar expressions. Forward-looking statements reflect management's current expectations, as of the date of this report, and involve certain risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the "Risk Factors" described in our Registration Statement on Form S-1 (Reg. No 333-132900).

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

        Our exposure to market risk is currently confined to our cash and cash equivalents and investments that have maturities of less than one year. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash, cash equivalents and investments, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments, but may increase the interest expense associated with our debt.

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        Our most liquid assets are cash, cash equivalents and investments. Because of their liquidity, these assets are not directly affected by inflation. We also believe that we have intangible assets in the value of our intellectual property. In accordance with generally accepted accounting principles, we have not capitalized the value of this intellectual property on our balance sheet. Due to the nature of this intellectual property, we believe that these intangible assets are not affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Item 4.  Controls and Procedures

        Our management, under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures as defined in SEC Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this report. Based upon that evaluation, management has concluded that our disclosure controls and procedures are effectively designed to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Control

        During the period covered by this report, there have been no significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II—OTHER INFORMATION

Item 6.  Exhibits

        The following is a list of exhibits filed as part of this Form 10-Q:

Number	Description
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, The Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Advanced Life Sciences Holdings, Inc.
By:	/s/ MICHAEL T. FLAVIN, PH.D. Michael T. Flavin, Ph.D. Chairman of the Board, President and Chief Executive Officer
By:	/s/ R. RICHARD WIELAND II R. Richard Wieland II Executive Vice President and Chief Financial Officer

Dated: May 11, 2006

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EXHIBIT INDEX

Number	Description
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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EXHIBIT 31.1

CERTIFICATION

        I, Michael T. Flavin, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
(Paragraph omitted pursuant to SEC Release Nos. 33-8392 and 34-49313);

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 11, 2006

/s/ MICHAEL T. FLAVIN Michael T. Flavin Chief Executive Officer Advanced Life Sciences Holdings, Inc.

EXHIBIT 31.2

CERTIFICATION

        I, R. Richard Wieland, certify that:

1.
I have reviewed this quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
(Paragraph omitted pursuant to SEC Release Nos. 33-8392 and 34-49313);

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 11, 2006

/s/ R. RICHARD WIELAND R. Richard Wieland Chief Financial Officer Advanced Life Sciences Holdings, Inc.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

        In connection with the quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc. (the "Company") for the fiscal quarter ending March 31, 2006 (the "Report"), I, Michael T. Flavin, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

          (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to the extent applicable; and

          (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 11, 2006
/s/ MICHAEL T. FLAVIN Michael T. Flavin Chief Executive Officer Advanced Life Sciences Holdings, Inc.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

        In connection with the quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc. (the "Company") for the fiscal quarter ending March 31, 2006 (the "Report"), I, R. Richard Wieland, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

          (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to the extent applicable; and

          (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 11, 2006
/s/ R. RICHARD WIELAND R. Richard Wieland Chief Financial Officer Advanced Life Sciences Holdings, Inc.

PROSPECTUS

15,350,196 Shares of Common Stock

        This prospectus relates to the public offering, which is not being underwritten, of up to 15,350,196 shares of our common stock under this prospectus by the selling stockholders identified in this prospectus. The selling stockholders may sell these shares from time to time on or off the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. We issued these shares of our common stock to the selling stockholders in certain privately negotiated transactions.

        For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page 25. We will not receive any of the proceeds from the sale of these shares. However, we may receive proceeds from the exercise of warrants to purchase certain of these shares assuming no holder exercises their net issuance rights. We will bear the costs relating to the registration of these shares.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ADLS." On March 29, 2006, the last sale price of our common stock was $3.25 per share.

Investment in our common stock involves risks.
See "Risk Factors" beginning on page 2 of this prospectus.

        The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 20, 2006.

        If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

COMPANY INFORMATION

        We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, inflammation and oncology. We were incorporated in Delaware in 2004. Our operating subsidiary, Advanced Life Sciences, Inc., was incorporated in Illinois in 1999. Our principal executive offices are located at 1440 Davey Road, Woodridge, Illinois 60517. Our telephone number is (630) 739-6744. Our web site is http://www.advancedlifesciences.com. Except for the documents referred to under "Where You Can Find More Information" which are specifically incorporated by reference into this prospectus, we do not intend the information found on our web site to be part of this prospectus and our web site may not contain all of the information that is important to you.

        "Advancing Discoveries For Health" and the Advanced Life Sciences logo are trademarks of Advanced Life Sciences, Inc.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus, including our consolidated financial statements and the notes thereto incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, before deciding whether to purchase our common stock. The following risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, results of operations and your investment. If any of the events or developments described below actually occurs, our business, financial condition and results of operations may suffer. In that case, the value of our common stock may decline, and you could lose all or part of your investment.

Risks Related to Our Industry and Business

We are at an early stage of development and may never attain product sales.

        We have not received FDA approval for any of our product candidates. Any compounds that we discover or in-license will require extensive and costly development, preclinical testing and/or clinical trials prior to seeking regulatory approval for commercial sales. Our most advanced product candidate, cethromycin, and any other compounds we discover, develop or in-license, may never be approved for commercial sale. The time required to attain product sales and profitability is lengthy and highly uncertain, and we cannot assure you that we will be able to achieve or maintain product sales.

We expect our net operating losses to continue for at least several years, and we are unable to predict the extent of future losses or when we will become profitable, if ever.

        We have incurred significant net losses since our formation in 1999. Our cumulative net loss was $46.7 million as of December 31, 2005. Our operating losses are due in large part to the significant research and development costs required to identify, validate and license potential product candidates, conduct preclinical studies and conduct clinical trials of our more advanced product candidates. To date, we have generated only limited revenues, consisting of management fees and one-time or limited payments associated with our collaborations or grants, and we do not anticipate generating any significant revenues for at least the next several years, if ever. We expect to increase our operating expenses over the next several years as we plan to:

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  expand the clinical trial program for cethromycin;

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  continue the preclinical development and commence the clinical development of our other product candidates, such as ALS-886 and ALS-357;

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  expand our research and development activities;

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  acquire or in-license new technologies and product candidates; and

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  increase our required corporate infrastructure and overhead.

        As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our research and product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We will require additional funding to satisfy our future capital needs, and future financing strategies may adversely affect holders of our common stock.

        Our operations will require significant additional funding in large part due to our research and development expenses, future preclinical and clinical testing costs, the possibility of expanding our facilities, and the absence of any meaningful revenues in the near future. We do not know whether additional financing will be available to us on favorable terms or at all. If we cannot raise additional funds, we may be required to reduce our capital expenditures, scale back product development or programs, reduce our workforce and license to others products or technologies that we may otherwise be able to commercialize.

        To the extent we raise additional capital by issuing equity securities, our stockholders could experience substantial dilution. Any additional equity securities we issue may have rights, preferences or privileges senior to those of existing holders of stock, including purchasers of our common stock in the offerings. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

Our business would be materially harmed if our two pivotal Phase III clinical trials of cethromycin are unsuccessful.

        We anticipate that our ability to generate any significant product revenues in the near future will depend solely on the successful development and commercialization of cethromycin, our most advanced product candidate. We have commenced two pivotal Phase III clinical trials, the first of which was begun in December 2005, of cethromycin for the treatment of mild-to-moderate community acquired pneumonia. Prior to licensing the compound to us, Abbott Laboratories conducted an initial Phase III clinical trial of cethromycin for the treatment of community acquired pneumonia. Although the results of this study met the primary endpoints for efficacy, this is no assurance that our pivotal Phase III clinical trials will be successful.

        The Abbott study used cethromycin dosing levels of 150 mg once-daily and 150 mg twice-daily. Our proposed pivotal Phase III protocol uses a dosing level of 300 mg once-daily, even though Abbott was able to demonstrate efficacy at 150 mg once-daily. We do not expect that the different dosing regimen will reduce the effectiveness of cethromycin in our pivotal Phase III clinical trials, but we could be incorrect. Clinical trials at the higher dosage level are also likely to increase the frequency of adverse side effects. The Abbott study did not include a standard of care comparator arm. Antibiotic products currently in the marketplace are generally effective and, for this reason, the required threshold to demonstrate non-inferiority for new antibiotic compounds is often very high. There can be no assurance that our pivotal Phase III clinical trials of cethromycin will establish non-inferiority when a comparator arm is applied.

        The success of our pivotal Phase III clinical trials in treating mild-to-moderate community acquired pneumonia may depend on many factors that are beyond our control and unrelated to the safety or efficacy of cethromycin. For instance, clinical studies may demonstrate lower than expected cure rates because of the lack of patient compliance with prescribed dosing regimens. Cethromycin is our most advanced product candidate, and, as a company, we do not have any prior experience in conducting Phase III clinical trials. If we are unable to complete these trials successfully or ultimately receive FDA marketing approval for cethromycin, our ability to generate revenues and our business will be materially harmed.

Prior clinical trials of cethromycin have shown evidence of side effects that may diminish its prospects for commercialization and wide market acceptance.

        The gastrointestinal adverse events reported in prior clinical trials of cethromycin were generally at frequencies consistent with Ketek and other antibiotic treatments. These gastrointestinal side effects included nausea, diarrhea, vomiting and abdominal pain. Taste perversion was the adverse event most frequently observed in prior clinical trials of cethromycin, occurring in 17% of subjects across once-daily dosing regimens of 150 mg, 300 mg and 600 mg. According to available data, taste perversion has not occurred at any significant level for other antibiotic treatments. We do not believe that, by itself, taste perversion presents a safety risk for patients. However, taste perversion may lead to higher levels of patient non-compliance, which could have the effect of reducing overall cure rates in our planned pivotal Phase III clinical trials of cethromycin. If overall cure rates in our pivotal Phase III clinical trials are not sufficient to establish non-inferiority, we may not receive FDA approval for cethromycin and our business will be materially harmed.

Prior pivotal Phase III comparator trials of cethromycin in the treatment of bronchitis and pharyngitis failed to establish non-inferiority, and our inability to expand cethromycin into these indications would harm our ability to generate additional revenues in the future.

        Abbott Laboratories conducted four pivotal Phase III comparator trials for cethromycin in treating bronchitis and pharyngitis at a dosing level of 150 mg once-daily. Each of these trials failed to establish non-inferiority against comparator antibiotics. While we believe that the negative outcomes of the Abbott comparator trials were related to dosing levels, we may be incorrect. The failure to meet primary endpoints in the Abbott trials may not have been dose related, as we believe, but rather a result of the compound's lack of sufficient clinical efficacy. Clinical trials using a 300 mg once-daily regimen are also likely to increase the occurrence of adverse side effects. Even if we receive FDA approval to market cethromycin for the treatment of community acquired pneumonia, our failure to expand cethromycin into other indications would harm our ability to generate additional revenues in the future.

Because we are heavily dependent on our license agreement with Abbott Laboratories and our collaborations with other third parties, our product development programs may be delayed or terminated by factors beyond our control.

        In December 2004, we entered into a license agreement with Abbott Laboratories for certain patent applications, patents and proprietary technology relating to cethromycin. We have also entered into a number of license agreements for intellectual property and other rights needed to develop our product candidates that are in earlier stages of development. Our primary collaborators other than Abbott include the National Institutes of Health, the University of Illinois at Chicago, Argonne National Laboratory and Baxter International. A description of our agreements with collaborators can be found under the headings "Business—Abbott Laboratories Collaboration" and "Business—Other Collaborations and License Agreements" in Part I, Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 which is incorporated in this prospectus by reference thereto. Our collaborations generally present additional risks to our business, such as the risk that our collaborators encounter conflicts of interest to their arrangements with us, inadequately defend our intellectual property rights or develop other products that compete with us. Our ability to generate any significant product revenues in the near future will depend solely on the successful commercialization of cethromycin. If for any reason we are unable to realize the expected benefits of our license agreement with Abbott, or under any of our other collaborations, then our business and financial condition may be materially harmed.

If we are unable to restructure the debt and joint venture relationship with the State Government of Sarawak, Malaysia, then our development program for Calanolide A may be delayed or abandoned.

        The intellectual property for Calanolide A is held by Sarawak MediChem Pharmaceuticals, Inc., our 50/50 joint venture with the State Government of Sarawak, Malaysia. The original intent of our business relationship was that we would contribute intellectual property and management to the joint venture and our partner would provide funding. To advance Calanolide A, the Sarawak Government funded $9.0 million by purchasing its 50% equity position and loaned an additional $12.0 million to the joint venture. According to the terms of the loan agreement with the Sarawak Government, $12.0 million of this debt is past due. As a result of this default in payment by the joint venture, the Sarawak Government has the option under the loan agreement to take over the control and management of the Calanolide A project or the affairs of the joint venture until such time as the loan is repaid in full. In July 2005, the Sarawak Government asserted its rights to assume control of the management of the joint venture. In December 2005, the Sarawak Government nominated and the Board of Directors of SMP approved the appointment of Mr. Jumastapha bin Lamat as the controlling officer of SMP. Since that time we have been transitioning access to the joint venture's accounting, financial and corporate records to representatives of Mr. Lamat. The Sarawak Government also expressly reserved all contractual and legal remedies available in light of the default and indicated its intent to fully exercise its rights as a creditor of the joint venture. Ultimately, we believe that in order for the joint venture to continue, the terms of the debt must be amended to extend its maturity to a date after commercialization of Calanolide A.

        Further development will require that we and the Sarawak Government agree to restructure and extend the debt and determine the source of financing for Phase IIa clinical trials of Calanolide A. No agreement has yet been reached, and we do not intend to expend any meaningful funds advancing the development of Calanolide A unless and until we restructure the joint venture's debt and reach a satisfactory agreement with the Sarawak Government to amend our joint venture relationship and establish our respective obligations regarding the future funding of the next phase of developing Calanolide A. As a result, we are unable to predict when, or if at all, we will proceed with our plans to commence Phase IIa clinical trials for Calanolide A.

        Further, our joint venture agreement with the Sarawak Government provides that, upon termination of the joint venture, any liabilities of the joint venture will be settled by the parties equally and all patents or licenses of the joint venture shall be reassigned back to us, including rights to clinical trials. If we and the Sarawak Government are unable to restructure the debt of the joint venture or if any dispute arises with the Sarawak Government, then our ability to continue the development of Calanolide A may be adversely affected, and we may cease future participation in the program. See "Business—Other Collaborations and License Agreements—Sarawak MediChem Pharmaceuticals, Inc" in Part I, Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 which is incorporated in this prospectus by reference thereto.

Because the results of preclinical studies for our preclinical product candidates are not necessarily predictive of future results, our product candidates may not have favorable results in later clinical trials or ultimately receive regulatory approval.

        Only two product candidates in our development pipeline, cethromycin and Calanolide A, have been tested in clinical trials. Our other product candidates have only been through preclinical studies. Positive results from preclinical studies, particularly in vitro studies, are no assurance that later clinical trials will succeed. Preclinical trials are not designed to establish the clinical efficacy of our preclinical product candidates. We will be required to demonstrate through clinical trials that these product candidates are safe and effective for use before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of failure as product candidates proceed through clinical trials. If our product candidates fail to demonstrate sufficient safety and efficacy in any clinical trial, we would experience potentially significant delays in, or be required to abandon, development of that product candidate. This would adversely affect our ability to generate revenues and may damage our reputation in the industry and in the investment community.

The future clinical testing of our product candidates could be delayed, resulting in increased costs to us and a delay in our ability to generate revenues.

        Our product candidates will require preclinical testing and extensive clinical trials prior to submitting a regulatory application for commercial sales. We do not know whether planned clinical trials will begin on time, if at all. Delays in the commencement of clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to denial of regulatory approval of a product candidate. Each of these results would adversely affect our ability to generate revenues.

        The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

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  demonstrating sufficient safety to obtain regulatory approval to commence a clinical trial;

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  reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

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  manufacturing sufficient quantities of a product candidate; and

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  obtaining institutional review board approvals to conduct clinical trials at prospective sites.

        In addition, the commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial. Because community acquired pneumonia is generally seasonal in nature, achieving sufficient patient enrollment for our pivotal Phase III clinical trials of cethromycin may be particularly difficult.

        The FDA required one of our competitors, Aventis Pharmaceuticals, to undertake a 24,000 patient safety study prior to approving Ketek® for commercialization. We do not expect the FDA to require a similarly sized trial for cethromycin because Ketek was the first ketolide introduced and no previous safety testing had been conducted for this class of antibiotics. Abbott's studies to date and our ongoing clinical program will include monitoring of cardiac and hepatic safety. Since that time, Ketek has been administered to over ten million patients and, to our knowledge, has not demonstrated any severe safety risks with the exception of one recent article that reported the case history of three patients who experienced liver toxicity. The FDA, through a bulletin on their website, recommended physicians watch for potential liver toxicity issues of patients prescribed Ketek. If the FDA does require a large safety trial for cethromycin, however, it would significantly increase our costs and extend the time required to receive regulatory approval.

We will depend on outside parties to conduct our clinical trials, and any failure of those parties to fulfill their obligations could result in costs and delays beyond our control that prevent us from obtaining regulatory approval or successfully commercializing product candidates.

        We intend to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials of cethromycin and our other product candidates. We do not have the physical and human resources to conduct our clinical trials independently. The contract research organizations we engage will interact with clinical investigators and medical institutions to enroll patients in our clinical trials. As a result, we will depend on these clinical investigators, medical institutions and contract research organizations to perform the studies and trials properly. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated. Many of these factors will be outside of our oversight and beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or regulatory approvals as a result of the failure to perform by third parties, our drug discovery and development costs will increase, and we may not be able to obtain regulatory approval for our product candidates. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all.

Even if we successfully complete clinical trials of cethromycin or any other product candidate, we may fail to obtain FDA approval of a new drug application.

        The FDA may not approve in a timely manner, or at all, any NDA we submit. If we are unable to submit an NDA for cethromycin or any other product candidate, or if any NDA we submit is not approved by the FDA, we will be unable to commercialize that product in the United States. The FDA can and does reject NDAs, and often requires additional clinical trials, even when product candidates performed well or achieved favorable results in large-scale Phase III clinical trials. The FDA imposes substantial requirements on the introduction of pharmaceutical products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years and may vary substantially based upon the type and complexity of the pharmaceutical product. A number of our product candidates are novel compounds, which may further increase the period of time required for satisfactory testing procedures.

        Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based on changes in, or additions to, regulatory policies for drug approval during the period of product development and regulatory review. The effect of government regulation may be to delay or prevent the commencement of clinical trials or marketing of our product candidates for a considerable period of time, to impose costly procedures upon our activities and to provide an advantage to our competitors that have greater financial resources or are more experienced in regulatory affairs. The FDA may not approve our product candidates for clinical trials or marketing on a timely basis or at all. Delays in obtaining or failure to obtain such approvals would adversely affect the marketing of our product candidates and our liquidity and capital resources.

        Drug products and their manufacturers are subject to continual regulatory review after the product receives FDA approval. Later discovery of previously unknown problems with a product or manufacturer may result in additional clinical testing requirements or restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with applicable regulatory requirements can, among other things, result in fines, injunctions and civil penalties, suspensions or withdrawals of regulatory approvals, product recalls, operating restrictions or shutdown and criminal prosecution. We may lack sufficient resources and expertise to address these and other regulatory issues as they arise.

If we fail to obtain regulatory approvals in other countries for our product candidates under development, we will not be able to generate revenues in such countries.

        In order to market our products outside of the United States, we must comply with numerous and varying regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. The risks involved in the non-U.S. regulatory approval process, as well as the consequences for failing to comply with applicable regulatory requirements, generally include the same considerations as in the United States. A description of U.S. regulatory considerations can be found under the section entitled "—Even if we successfully complete clinical trials of cethromycin or any other product candidate, we may fail to obtain FDA approval of a new drug application."

Even if we successfully develop and obtain approval for cethromycin or any of our other product candidates, our business will not be profitable if those products do not achieve and maintain market acceptance.

        Even if any of our product candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals, patients and third-party payors, and our resulting profitability and growth, will depend on a number of factors, including:

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  our ability to provide acceptable evidence of safety and efficacy;

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  relative convenience and ease of administration;

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  the prevalence and severity of any adverse side effects;

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  the availability of alternative treatments;

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  the details of FDA labeling requirements, including the scope of approved indications and any safety warnings;

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  pricing and cost effectiveness;

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  the effectiveness of our or our collaborators' sales and marketing strategy;

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  our ability to obtain sufficient third-party insurance coverage or reimbursement; and

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  our ability to have the product listed on insurance company formularies.

        If any of our product candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are received more favorably or are more cost effective. Complications may also arise, such as antibiotic or viral resistance, that render our products obsolete. We rely on the favorable resistance profile of cethromycin exhibited in clinical trials to be a potential competitive distinction from currently marketed compounds. Even if we receive FDA approval to market cethromycin, antibiotic resistance may emerge that will substantially harm our ability to generate revenues from its sale.

        We are initially seeking FDA approval for cethromycin as a 7 day treatment regimen. There are currently a number of antibiotic products that are marketed as 5 day therapies. In the event that the marketplace considers this to be a significant competitive distinction, it is uncertain whether we will be able to make cethromycin available for a lower dosing period. In addition, we expect that cethromycin, if approved for sale, would be used primarily in the outpatient setting.

Our most advanced product candidate, cethromycin, will face significant competition in the marketplace if it receives marketing approval from the FDA.

        Initially, we plan to conduct pivotal Phase III clinical trials of cethromycin for the treatment of mild-to-moderate community acquired pneumonia. We also intend to pursue opportunities for cethromycin in the treatment of other respiratory tract infections such as bronchitis, sinusitis and pharyngitis. There are several classes of antibiotics that are primary competitors for the treatment of one or more of these indications, including:

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  macrolides such as Biaxin® (clarithromycin), a product of Abbott Laboratories; and Zithromax® (azithromycin), a product of Pfizer Inc.;

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  one other ketolide antibiotic, Ketek® (telithromycin), recently launched in the United States and Europe by Aventis Pharmaceuticals;

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  semi-synthetic penicillins such as Augmentin® (amoxicillin and clavulanate potassium), a product of GlaxoSmithKline; and

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  fluoroquinolones such as Levaquin® (levofloxacin), a product of Ortho-McNeil Pharmaceutical, Inc.; Tequin® (gatifloxacin), a product of Bristol-Myers Squibb Company; FACTIVE® (gemifloxacin mesylate) tablets, a product of Oscient Pharmaceuticals; and Cipro® (ciprofloxacin) and Avelox® (moxifloxacin), both products of Bayer Corporation.

        If cethromycin is approved by the FDA, it will not be the first ketolide antibiotic introduced to the marketplace. Ketek has been available for sale in Europe since 2002 and in the United States since August 2004. There are several additional ketolide product candidates in preclinical development or entering clinical development, including ABT 210, a second-generation ketolide antibiotic product candidate that we transferred back to Abbott Laboratories in July 2005. If ultimately approved by the FDA, these product candidates may have improved efficacy, ease of administration or side effect profiles when compared to cethromycin. The availability of additional ketolide antibiotics may have an adverse affect on our ability to generate product revenues and achieve profitability.

The availability of generic equivalents may adversely affect our ability to generate product revenues from cethromycin.

        Many generic antibiotics are currently prescribed to treat respiratory tract infections. As competitive products lose patent protection, makers of generic drugs will likely begin to market additional competing products. Companies that produce generic equivalents are generally able to offer their products at lower prices. Ketek may lose patent protection as early as 2015, which would enable generic drug manufacturers to sell generic ketolide antibiotics at a lower cost than cethromycin. Generic equivalents of Biaxin and Zithromax, two macrolide antibiotic products are available. Cethromycin, if approved for commercial sale, may be at a competitive disadvantage because of its higher cost relative to generic products. This may have an adverse effect on our ability to generate product revenues from cethromycin.

We will face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

        We are a development stage company with 20 employees. Many of our competitors, such as Pfizer, GlaxoSmithKline and Bayer, are large pharmaceutical companies with substantially greater financial, technical and human resources than we have. The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Many of the drugs that we are attempting to discover or develop will compete with existing therapies if we receive marketing approval. Because of their significant resources, our competitors may be able to use discovery technologies and techniques, or partnerships with collaborators, in order to develop competing products that are more effective or less costly than the product candidates we develop. This may render our technology or product candidates obsolete and noncompetitive. Academic institutions, government agencies, and other public and private research organizations may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

        As a company, we do not have any prior experience in conducting Phase III clinical trials. Our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including certain FDA marketing exclusivity rights that would delay or prevent our ability to market certain products. Any approved drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, might not be able to compete successfully with our competitors' existing or future products.

Our collaborators and third party manufacturers may not be able to manufacture our product candidates in larger quantities, which would prevent us from commercializing our product candidates.

        To date, each of our product candidates has been manufactured in small quantities by our collaborators and third party manufacturers for preclinical and clinical trials. We do not currently have any agreements with third party manufacturers. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need to enter into agreements with third parties to manufacture the product in larger quantities. Due to factors beyond our control, our collaborators and third party manufacturers may not be able to increase their manufacturing capacity for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to increase the manufacturing capacity for a product candidate successfully, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our product candidates require precise, high-quality manufacturing. The failure of our collaborators and third party manufacturers to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may be unable to generate revenues.

        We do not currently have product sales and marketing capabilities. If we receive regulatory approval to commence commercial sales of any of our product candidates, we will have to establish a sales and marketing organization with appropriate technical expertise and distribution capabilities or make arrangements with third parties to perform these services. If we receive approval to commercialize cethromycin for the treatment of community acquired pneumonia, we intend to market the product directly in the United States. Our ability to generate any significant revenues in the near-term is dependent entirely on the successful commercialization and market acceptance of cethromycin. Factors that may inhibit our efforts to commercialize cethromycin or other product candidates without strategic partners or licensees include:

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  difficulty recruiting and retaining adequate numbers of effective sales and marketing personnel;

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  the inability of sales personnel to obtain access to, or persuade adequate numbers of, physicians to prescribe our products;

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  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage against companies with broader product lines; and

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  unforeseen costs associated with creating an independent sales and marketing organization.

        As an alternative to establishing our own sales and marketing organization, we may engage other pharmaceutical or health care companies with existing distribution systems and direct sales organizations to assist us in North America and abroad. We may not be able to negotiate favorable distribution partnering arrangements, if at all. To the extent we enter co-promotion or other licensing arrangements; any revenues we receive will depend on the efforts of third parties and will not be under our control. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, our ability to generate product revenues, and become profitable, would be severely limited.

Off-label promotion of our products could result in substantial penalties.

        If any of our product candidates receives marketing approval, we will only be permitted to promote the product for the uses indicated on the label cleared by the FDA. Our pivotal Phase III clinical trials of cethromycin are for the treatment of mild-to-moderate community acquired pneumonia, although we believe that cethromycin may have other applications in bronchitis, pharyngitis and sinusitis. If we request additional label indications for cethromycin or our other product candidates, the FDA may deny those requests outright, require extensive clinical data to support any additional indications or impose limitations on the intended use of any approved products as a condition of approval. U.S. Attorneys' offices and other regulators, in addition to the FDA, have recently focused substantial attention on off-label promotional activities and have initiated civil and criminal investigations related to such practices. If it is determined by these or other regulators that we have promoted our products for off-label use, we could be subject to fines, legal proceedings, injunctions or other penalties.

If our efforts to obtain rights to new products or product candidates from third parties are not successful, we may not generate product revenues or achieve profitability.

        Our long-term ability to earn product revenues depends on our ability to identify, through internal research programs, potential product candidates that may be developed into new pharmaceutical products and/or obtain new products or product candidates through licenses from third parties. If our internal research programs do not generate sufficient product candidates, we will need to obtain rights to new products or product candidates from third parties. We may be unable to obtain suitable products or product candidates from third parties for a number of reasons, including:

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  we may be unable to purchase or license products or product candidates on terms that would allow us to make an appropriate return from resulting products;

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  competitors may be unwilling to assign or license product or product candidate rights to us;

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  we may not have access to the capital necessary to purchase or license products or product candidates; or

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  we may be unable to locate suitable products or product candidates within, or complementary to, our areas of interest.

        If we are unable to obtain rights to new products or product candidates from third parties, our ability to generate product revenues and achieve profitability may suffer.

Because our product candidates and development and collaboration efforts depend on our intellectual property rights, adverse events affecting our intellectual property rights will harm our ability to commercialize products.

        Our success will depend to a large degree on our own, our licensees' and our licensors' ability to obtain and defend patents for each party's respective technologies and the compounds and other products, if any, resulting from the application of such technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims that will be allowed or maintained, after challenge, in our or other companies' patents.

        The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

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  we were the first to make the inventions covered by each of our pending patent applications;

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  we were the first to file patent applications for these inventions;

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  others will not independently develop similar or alternative technologies or duplicate any of our technologies;

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  any of our pending patent applications will result in issued patents;

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  any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

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  we will develop additional proprietary technologies that are patentable; or

  •
  the patents of others will not have a negative effect on our ability to do business.

        We are a party to certain in-license agreements that are important to our business, and we generally do not control the prosecution of in-licensed technology. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology. Moreover, some of our academic institution licensors, research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, some of the technology we have licensed relies on patented inventions developed using U.S. government resources. Under applicable law, the U.S. government has the right to require us to grant a nonexclusive, partially exclusive, or exclusive license for such technology to a responsible applicant or applicants, upon terms that are reasonable under the circumstances, if the government determines that such action is necessary.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

        We rely on trade secrets to protect our technology, particularly when we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Market acceptance and sales of our product candidates will be severely limited if we cannot arrange for favorable reimbursement policies.

        Our ability to commercialize any product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed healthcare in the United States, as well as legislative proposals to reform healthcare, control pharmaceutical prices or reduce government insurance programs, may also result in exclusion of our product candidates from reimbursement programs. Because many generic antibiotics are available for the treatment of respiratory tract infections, our ability to list cethromycin on insurance company formularies will depend on its effectiveness compared to lower-cost products. The cost containment measures that health care payors and providers are instituting, and the effect of any health care reform, could materially and adversely affect our ability to earn revenues from the sales of cethromycin and our other product candidates.

The recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the healthcare system could limit future revenues from our product candidates.

        In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to market and sell our product candidates profitably. In particular, in December 2003, President Bush signed into law new Medicare prescription drug coverage legislation. Under this legislation, the Centers for Medicare and Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare and will be responsible for reimbursement of the cost of drugs, has asserted the authority of Medicare to elect not to cover particular drugs if CMS determines that the drugs are not "reasonable and necessary" for Medicare beneficiaries or to elect to cover a drug at a lower rate similar to that of drugs that CMS considers to be "therapeutically comparable." Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenues to decline.

        Another development that may affect the pricing of drugs is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which became law in December 2003, requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public's health and safety and result in significant cost savings to consumers. To date, the Secretary has made no such finding, but he could do so in the future. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary's certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we receive for any products that we may commercialize, negatively affecting our anticipated revenues and prospects for profitability.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

        We are currently a development stage company with 20 employees. We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization effort. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we are unable to attract and retain qualified scientific, technical and key management personnel, or if any of our key executives, Michael T. Flavin, Ph.D., Ze-Qi Xu, Ph.D., or John L. Flavin, discontinues his employment with us, it may delay our research and development efforts.

        We are highly dependent upon the efforts of our senior management team and scientific staff. The loss of the services of one or more members of the senior management team might impede the achievement of our development objectives. In particular, we are highly dependent upon and our business would be significantly harmed if we lost the services of Michael T. Flavin, Ph.D., our founder and Chairman and Chief Executive Officer, Ze-Qi Xu, Ph.D., our Executive Vice President and Chief Scientific Officer, or John L. Flavin, our President. We do not currently have any key man life insurance policies. We have entered into employment agreements with members of our senior management team, but this does not ensure that we will retain their services for any period of time in the future. Our research and drug discovery programs also depend on our ability to attract and retain highly skilled chemists, biologists and preclinical and clinical personnel. We may not be able to attract or retain qualified scientific personnel in the future due to intense competition among biotechnology and pharmaceutical businesses, particularly in the Chicago area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion.

Our business will expose us to potential product liability risks and there can be no assurance that we will be able to acquire and maintain sufficient insurance to provide adequate coverage against potential liabilities.

        Our business will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of our product candidates in clinical trials also exposes us to the possibility of product liability claims and possible adverse publicity. These risks will increase to the extent our product candidates receive regulatory approval and are commercialized. We do not currently have any product liability insurance, although we plan to obtain product liability insurance in connection with future clinical trials of our product candidates. There can be no assurance that we will be able to obtain or maintain any such insurance on acceptable terms. Moreover, our product liability insurance may not provide adequate coverage against potential liabilities. On occasion, juries have awarded large judgments in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash reserves and could cause our stock price to fall significantly.

We face regulation and risks related to hazardous materials and environmental laws, violations of which may subject us to claims for damages or fines that could materially affect our business, cash flows, financial condition and results of operations.

        Our research and development activities involve the controlled use of hazardous materials and chemicals. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages or fines that result, and the liability could have a material adverse effect on our business, financial condition and results of operations. We are also subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. If we fail to comply with these laws and regulations or with the conditions attached to our operating licenses, the licenses could be revoked, and we could be subjected to criminal sanctions and substantial liability or be required to suspend or modify our operations. In addition, we may have to incur significant costs to comply with future environmental laws and regulations. We do not currently have a pollution and remediation insurance policy.

Our business and operations would suffer in the event of system failures.

        Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Our drug discovery and preclinical testing systems are highly technical and proprietary. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches. Future sales of common stock by our existing stockholders may cause our stock price to fall.

Risks Related to the Ownership of Our Common Stock

Our common stock price has been highly volatile, and your investment could suffer a decline in value.

        The market price of our common stock has been highly volatile since we completed our initial public offering in August 2005. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

  •
  the timing and the results from our clinical trial programs, including the initiation and completion of Phase I clinical trials for ALS-886 and ALS-357, Phase II clinical trials for Calanolide A and pivotal Phase III clinical trials for cethromycin;

  •
  the in-licensing or acquisition of additional product candidates;

  •
  the loss of licenses or proprietary rights to technologies and products;

  •
  FDA or international regulatory actions;

  •
  failure of any of our product candidates, if approved, to achieve commercial success;

  •
  announcements of new products by our competitors;

  •
  market conditions in the pharmaceutical and biotechnology sectors;

  •
  litigation or public concern about the safety of our potential products;

  •
  comments by securities analysts;

  •
  actual and anticipated fluctuations in our quarterly operating results;

  •
  deviations in our operating results from the estimates of securities analysts;

  •
  rumors relating to us or our competitors;

  •
  public concern as to the efficacy or safety of new technologies;

  •
  third party reimbursement policies;

  •
  developments concerning current or future collaborations, including disputes or termination events and the achievement, timing and accounting treatment of milestone payments; and

  •
  the addition or termination of research programs or funding support.

        These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management may be diverted.

If we raise additional capital in the future, your ownership in us could be diluted.

        We expect that we will need to raise additional capital in the future. We may not be able to do so on favorable terms, if at all. Additional equity financings we may undertake may be dilutive to the holders of our common stock or cause the price of our common stock to decline. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would have rights senior to your rights as a common stockholder. If we cannot obtain sufficient capital on commercially acceptable terms, we will not be able to fully carry out our business strategy.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

        Approximately 11,385,713 shares of our common stock and options to purchase 809,363 shares of our common stock which are or will be exercisable prior to May 25, 2006, and that are owned by affiliates, directors, executive officers or other insiders are subject to lock-up agreements that expire on May 25, 2006. Virtually all of these shares are subject to the volume limitations of Rule 144 under the Securities Act. The sale of a significant number of shares of our common stock, or the perception that these sales could occur, particularly with respect to such affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Our Chairman and Chief Executive Officer has significant voting control over our company which may delay, prevent or deter corporate actions that may be in the best interest of our stockholders.

        ALS Ventures, LLC controls approximately 33% of our outstanding common stock. Dr. Michael Flavin, our founder and Chairman and Chief Executive Officer, has effective voting control for all shares of our common stock held by ALS Ventures. As a result, Dr. Flavin will be able to exert significant influence for all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interest of all the stockholders, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or assets and might affect the prevailing market price of our common stock.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

        Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management or members of our board of directors.

        These provisions include:

  •
  a classified board of directors under which approximately one third of the directors will be elected each year;

  •
  a requirement that the authorized number of directors to be changed only by a resolution of the board of directors;

  •
  authorized and unissued additional shares of our common stock and preferred stock;

  •
  advance notice requirements for proposals that can be acted upon at stockholder meetings; and

  •
  a requirement that only our Chairman or our board of directors, acting by resolution, may call stockholder meetings.

        As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

The cost of public company compliance with the securities laws and regulations is substantial and recently enacted and proposed changes to these laws and regulations will further increase our general and administrative expenses.

        As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports on Form 10-K. In addition, the public accounting firm auditing the company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2006. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2006 and future year ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

        In addition, the changes in securities laws and regulations may make it more difficult and more expensive for us to maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly with regard to our audit committee.

We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

        We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. Capital appreciation of our common stock, if any, will be your sole source of potential gain for the foreseeable future. Consequently, in the foreseeable future, you will only experience a gain from your investment in our common stock if the price of our common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of Advanced Life Sciences Holdings, Inc. to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements, including any projections of revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization timelines; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described under the heading "Risk Factors" and elsewhere in this annual report and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this report.

        The forward-looking statements included in this prospectus and the documents incorporated herein by reference represent our estimates as of the date of this prospectus or such document, as the case may be. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus or such document incorporated herein by reference, as the case may be.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders. If and when all of the warrants are exercised, we will, however, receive up to approximately $19,494,749, assuming that no holder of the warrants exercises their net issuance rights. See "Principal and Selling Stockholders" and "Plan of Distribution" described below.

DIVIDEND POLICY

        We have neither declared nor paid dividends on our common stock or the preferred stock of our subsidiary, Advanced Life Sciences, Inc., since our inception and do not plan to pay dividends in the foreseeable future. Any determination in the future to pay cash dividends will depend on our financial condition, capital requirements, result of operations, contractual limitations and other factors deemed relevant by the board of directors. As of December 31, 2005, cumulative accrued undeclared dividends on our subsidiary's preferred stock totaled approximately $1.1 million.

MARKET PRICE INFORMATION

        Our common stock has been traded on the Nasdaq National Market under the symbol ADLS since August 4, 2005. The following table provides the high and low sales prices for our common stock as reported for the periods indicated.

	High	Low
Period from August 4, 2005 to September 30, 2005	$5.81	$4.61
Quarter ended December 31, 2005	$5.06	$3.00

        On March 29, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $3.25 per share. As of March 17, 2006, there were approximately 44 shareholders of record of our common stock.

SELECTED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

	Years ended December 31,					Period from Inception (January 1, 1999) to December 31, 2005
Statement of Operations Data:	2005	2004	2003	2002	2001
Revenue	$121,451	$319,780	$180,427	$496,207	$225,218	$2,202,201
Operating expenses
Research and development(1)	3,121,616	25,661,868	1,362,255	924,799	2,771,517	39,913,535
General and administrative	3,237,997	1,649,953	1,198,722	668,622	461,001	7,635,118

Loss from operations	(6,238,162)	(26,992,041)	(2,380,550)	(1,097,214)	(3,007,300)	(45,346,452)
Interest income	(272,216)	—	—	—	—	(272,216)
Interest expense	478,300	194,877	170,938	164,337	377,029	1,644,303

Net other (income) expense	206,084	194,877	170,938	164,337	377,029	1,372,087
Net loss	(6,444,246)	(27,186,918)	(2,551,488)	(1,261,551)	(3,384,329)	(46,718,539)
Less accumulating preferred dividends for the period	175,000	175,000	175,000	175,000	175,000	1,144,792

Net loss allocable to common shareholders	$(6,619,246)	$(27,361,918)	$(2,726,488)	$(1,436,551)	$(3,559,329)	$(47,863,331)

Basic and diluted loss per common share(3)	$(0.49)	$(13.27)	$(1.72)	$(0.90)	$(2.24)
Weighted average shares outstanding(3)	13,610,694	2,062,351	1,588,000	1,588,000	1,588,000
Consolidated Balance Sheet Data:	2005	2004	2003	2002	2001
Cash, Cash equivalents and investments	15,224,932	194,555	61,203	18,739	7,846
Total assets	16,021,910	1,015,932	255,127	146,917	160,467
Long-term debt, less current portion	5,905,634	2,027,279	2,000,000	2,000,000	2,000,000
Total liabilities(2)	7,726,173	19,289,733	2,661,806	2,339,836	2,252,835
Deficit accumulated during development stage	(46,718,539)	(40,274,293)	(13,087,375)	(10,535,887)	(9,274,336)
Total stockholders equity (deficit)	8,295,737	(18,273,801)	(2,406,679)	(2,192,919)	(2,092,368)

(1)
Amount for 2004 includes approximately $24.5 million of in-process research and development expense related to compounds licensed from Abbott Laboratories in December 2004. See Note 11 to the consolidated financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(2)
Amount for 2004 includes $14.0 million in payments due in 2005 under our license agreement with Abbott Laboratories executed in December 2004. See Note 11 to the consolidated financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(3)
Amounts for 2001 through 2004 have been restated to give effect to a 3.97-to-1 stock split authorized in June of 2005. See Note 1 to the consolidated financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

OTHER INFORMATION REGARDING THE COMPANY

        Additional information regarding our business, properties, legal proceedings, equity compensation plans, changes in and disagreements with the accountants on accounting and financial disclosure, quantitative and qualitative disclosures about market risk and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

        Additional Information regarding our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and certain relationships and related transactions is incorporated in this prospectus by reference to our proxy statement, dated March 30, 2006.

SELLING STOCKHOLDERS

        Of the 15,350,196 shares of common stock covered by this prospectus, 10,233,464 were acquired by the selling stockholders from us in a series of private placements consummated on March 3, 2006. Also as a part of such private placements, we issued to the selling shareholders warrants to purchase the remaining 5,116,732 shares covered by this prospectus. We sold the 10,233,464 shares of common stock for $3.53 per share and issued the warrants to purchase up to the additional 5,116,732 shares of common stock with an exercise price of $3.81 per share. The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 29, 2006 for all the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 29, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

	Shares Beneficially Owned Prior to This Offering(1)	Shares Being Offered		Shares Beneficially Owned After This Offering(2)
Name of Beneficial Owner		Shares	Warrant Shares	Shares	Percentage
Nite Capital LP(3)	120,000	80,000	40,000	—	—
Tribeca Global Investments L.P.(4)	1,300,578	867,052	433,526	—	—
UBS O'Connor LLC FBO O'Connor PIPES Corporate Strategies Master Limited(5)	216,762	144,508	72,254	—	—
BVF Investments, L.L.C.(6)	1,236,678	824,452	412,226	—	—
Investment 10, L.L.C.(6)	136,979	91,319	45,660	—	—
Biotechnology Value Fund II, L.P.(6)	323,645	215,763	107,881	—	—
Biotechnology Value Fund, L.P.(6)	470,328	313,552	156,776	—	—
SF Capital Partners Ltd.(7)	1,242,051	578,034	289,017	375,000	1.3%
Xmark Opportunity Fund, L.P.(8)	514,596	343,064	171,532	—	—
Xmark JV Investment Partners, LLC(8)	1,083,816	722,544	361,272	—	—
Xmark Opportunity Fund, Ltd.(8)	569,220	379,480	189,740	—	—
Valesco Healthcare Partners I LP(9)	24,927	16,618	8,309	—	—
Valesco Healthcare Partners II LP(9)	41,186	27,457	13,728	—	—
Valesco Healthcare Overseas Fund, Ltd.(9)	42,269	28,179	14,090	—	—
RAQ, LLC(9)	108,381	72,254	36,127	—	—
Portside Growth and Opportunity Fund(10)	150,000	100,000	50,000	—	—
Morgan Stanley & Co. Incorporated(11)	1,501,608	1,000,000	500,000	1,608	*
Quantum Partners LDC(12)	867,051	578,034	289,017	—	—
Visium Long Bias Offshore Fund, LTD(13)	346,257	230,838	115,419	—	—

Visium Long Bias Fund, LP(13)	64,356	42,904	21,452	—	—
Visium Balanced Offshore Fund, LTD(13)	464,943	309,962	154,981	—	—
Visium Balanced Fund, LP(13)	420,768	280,512	140,256	—	—
Atlas Master Fund, Ltd.(13)	203,676	135,784	67,892	—	—
Fort Mason Partners, LP(14)	52,803	35,202	17,601	—	—
Fort Mason Master, LP(14)	814,248	542,832	271,416	—	—
Tang Capital Partners, LP(15)	867,051	578,034	289,017	—	—
RA Capital Biotech Fund, LP(16)	1,300,578	867,052	433,526	—	—
MPM Bioequities Master Fund LP(17)	867,051	578,034	289,017	—	—
J.P. Morgan Ventures Corporation	375,000	250,000	125,000	—	—

*
Represents less than one percent (1%) of outstanding common stock.

(1)
Assumes the exercise of all warrants to purchase common stock offered in this prospectus by the selling stockholders.

(2)
Assumes the sale of all shares and warrant shares being offered in this prospectus.

(3)
Mr. Keith Goodman, Manager of the General Partner of Nite Capital, LP has voting and dispositive power with respect to these shares owned by Nite Capital, LP. Mr. Goodman disclaims beneficial ownership of the shares owned by Nite Capital, LP.

(4)
Tribeca Global Investments Ltd., the general partner of Tribeca Global Investments L.P. has voting and dispositive power with respect to these shares.

(5)
UBS O'Connor LLC, the investment manager of UBS O'Connor PIPES Corporate Strategies Master Fund Ltd. has voting and dispositive power with respect to these shares.

(6)
BVF Partners, L.P. and its general partner, BVF Inc., share voting and dispositive power with respect to these shares.

(7)
Messrs. Michael A. Roth and Brian J. Stark exercise voting and dispositive power with respect to these shares.

(8)
Xmark Opportunity Manager, LLC is the investment manager of Xmark Opportunity Fund, Ltd., Xmark Opportunity Fund, L.P., and Xmark JV Investment Partners, LLC. Mitchell D. Kaye and David C. Cavalier are principals of Xmark Opportunity Manager, LLC and maintain investment discretion over all of their holdings.

(9)
Valesco Healthcare GP, LLC ("Valesco HC GP") is the general partner to each of Valesco Healthcare Partners I, LP ("Valesco I") and Valesco Healthcare Partners II, LP ("Valesco II"), each a Delaware limited partnership. Valesco Capital Management, LP ("Valesco Capital Management") is the investment manager of Valesco Healthcare Overseas Fund, Ltd., a Cayman Islands exempted company ("Valesco Overseas"). Valesco Capital Management GP, LLC ("Valesco Management GP") is the general partner of Valesco Capital Management. I. Keith Maher is a member of and the portfolio manager for each of Valesco HC GP and Valesco Management GP. Dr. Maher is also the portfolio manager of Valesco Overseas, and a member of and the portfolio manager for Valesco Capital Management. Dr. Maher is duly authorized, on behalf of Valesco HC GP and Valesco Capital Management, to cause Valesco I and Valesco II and Valesco Overseas to vote securities and to conduct securities transactions, including the purchase and sale of securities.

(10)
Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting and dispositive power with respect to these shares. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Messrs. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owner of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim such beneficial ownership of these shares.

(11)
Morgan Stanley, a publicly traded company, has voting and dispositive power with respect to these shares.

(12)
Quantum Partners LDC is a Cayman Islands exempted limited duration company ("Quantum Partners"). Soros Fund Management LLC ("SFM LLC") serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion with respect to these shares and Mr. George Soros, in his capacity as Chairman of SFM LLC, may be deemed to have voting and dispositive power with respect to these shares.

(13)
Messrs. Jacob Gottlieb and Dmitry Balyasny, Principals of the Investment Advisor of Visium Long Bias Offshore Fund, LTD, Visium Long Bias Fund, LP, Visium Balanced Offshore Fund, LTD and Visium Balanced Fund, LP have shared voting and dispositive power with respect to the shares held by these entities. Mr. Balyasny, Principal of Balyasny Asset Management L.P., Investment Advisor of Atlas Master Fund, Ltd., has sole voting and dispositive power to shares held by Atlas Master Fund, Ltd.

(14)
The shares listed herein are beneficially owned by Fort Mason, Ltd., Fort Mason, L.P. and Fort Mason Partners, L.P. (collectively, the "Fort Mason Funds"). Fort Mason Capital, LLC serves as the general partner and/or investment adviser to each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(15)
Mr. Kevin C. Tang has voting and dispositive power with respect to these shares.

(16)
Messrs. Richard Aldrich and Peter Kolchinsky, as general partners of RA Capital Biotech Fund, LP, have shared voting and dispositive power with respect to these shares.

(17)
Mr. Kurt van Emster, as Portfolio Manager of MPM Bioequities Master Fund LP, has voting and dispositive power with respect to these shares.

PLAN OF DISTRIBUTION

        The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  •
  on the Nasdaq National Market (or any other exchange on which the shares may be listed);

  •
  on the over-the-counter market;

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

        In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. However, we may receive proceeds from the exercise of warrants to purchase certain of these shares assuming no holder exercises their net issuance rights.

        The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We have borne and will bear substantially all of the costs, expenses and fees in connection with the registration of the shares, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling stockholders may, to the extent applicable, be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of shares of our common stock by such selling stockholders.

        We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

        We have agreed with each selling stockholder to keep the registration statement, of which this prospectus constitutes a part, effective with respect to its shares until the earlier of (1) the second anniversary of our issuance of shares and warrants to such selling stockholder, (2) the date on which all shares purchased from us by such selling stockholder may be sold pursuant to Rule 144 of the Securities Act without volume limitations and (3) such time as all of such selling stockholder's shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

DESCRIPTION OF CAPITAL STOCK

        The following information describes our common stock, as well as options to purchase our common stock, and provisions of our amended and restated certificate of incorporation and our bylaws. This description is only a summary and is qualified by reference to our certificate of incorporation and bylaws. Our certificate of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

        Our authorized capital stock consists of 60,000,000 shares of our common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock that may be issued in one or more series.

Common Stock

        As of March 17, 2006, there were 28,226,763 shares of our common stock outstanding and held of record by 44 stockholders. In addition, as of March 17, 2006, 1,166,357 shares of our common stock were subject to outstanding options and 5,131,619 shares of our common stock were subject to outstanding warrants.

        The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held. The holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board out of any funds legally available for the payment of dividends. If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights.

Preferred Stock

        Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, will be authorized to issue shares of our undesignated preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

        In connection with our spin-off from MediChem Life Sciences, Inc. in 1999, Advanced Life Sciences, Inc., our current operating subsidiary, issued 250,000 shares of its Series A preferred stock to MediChem Life Sciences. The preferred stock accumulates cash dividends at a rate of 7.0% per annum on the face liquidation amount of $2,500,000. Dividends are only payable when, as and if declared by the board of directors of Advanced Life Sciences, Inc. The preferred stock is not convertible into our common stock and only has voting rights to the extent necessary to protect the powers, preferences or rights of the shares of preferred stock. The preferred stock has a liquidation preference upon the dissolution or winding up of Advanced Life Sciences, Inc., not including a sale of all its assets or a merger or consolidation. If there were to be a dissolution or winding up of Advanced Life Sciences, Inc., the preferred stock would be entitled to a liquidation preference, prior to any distribution on the common stock, in the amount of $2,500,000 plus accrued and unpaid dividends at the time of liquidation. The total liquidation preference as of December 31, 2005 was approximately $3.6 million, including approximately $1.1 million of accrued dividends. Except in the event of a liquidation, we do not intend ever to declare or pay dividends on the outstanding preferred stock.

Stock Options

        As of March 17, 2006, options to purchase a total of 1,166,357 shares of our common stock were outstanding at a weighted average exercise price of $2.23 per share and options to purchase an additional total of 804,227 shares of common stock may be granted under our 2005 Stock Incentive Plan.

Warrants

        As of March 17, 2006, the following warrants were outstanding:

  •
  A warrant to purchase up to 14,887 shares of our common stock at an exercise price of $5.00 per share issued to Leaders Bank on December 13, 2004 in connection with entering into our bank line of credit with Leaders Bank.

  •
  Warrants to purchase an aggregate of 5,116,732 shares of common stock at an exercise price of $3.81 per share. These warrants are exercisable for 5,116,732 of the shares of common stock offered under this prospectus. These warrants may be exercised commencing 180 days from March 3, 2006 to March 3, 2011.

Registration Rights

        Under the terms of registration rights agreements with holders of 70,280 shares of our common stock, we have granted to these holders rights to register such shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, the holders of these shares are entitled, under certain circumstances, to include in the registration statement, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning approximately six months from the date of the closing of our initial public offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders of these shares may require us, at our expense, to register their shares on Form S-3 when we can avail ourselves of this form. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Each holder of our common stock that has the foregoing registration rights waived such rights to register any shares as part of this registration.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and By-laws

  Delaware Anti-Takeover Law

        We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the stockholder became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon the completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder's proportionate share of the stock of any class or series of the corporation; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person that owns, or within three years prior to the determination of interested stockholder status, did own 15% or more of the outstanding voting stock of the corporation.

  Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of our amended and restated certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  divide our board of directors into three staggered classes;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing, and also must comply with specified requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by our Chairman or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is LaSalle Bank National Association. The transfer agent's address is 135 South LaSalle Street, Chicago, Illinois.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby has been passed upon for us by Winston & Strawn LLP, Chicago, Illinois. On February 8, 2005, we issued and sold 7,940 shares of our common stock to Thomas Fitzgerald of Winston & Strawn LLP at a purchase price of $8.02 per share.

EXPERTS

        The consolidated balance sheets of Advanced Life Sciences Holdings, Inc. and its subsidiary (the "Company"), as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005 and for the period from January 1, 1999 (inception) through December 31, 2005 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is also incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph indicating that the Company is in the development stage), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You may read and copy our SEC filings, including the registration statement or any other information Advanced Life Sciences, Inc. files at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

        The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

        (1)   Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

        (2)   Current Reports on Form 8-K filed on March 16, 2006 and April 20, 2006; and

        (3)   Proxy Statement, dated March 30, 2006.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents by contacting our investor relations department at 1440 Davey Road, Woodridge, Illinois 60517, telephone (630) 739-6744, or you may obtain them from our corporate website at www.advancedlifesciences.com. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

QuickLinks

ADVANCED LIFE SCIENCES HOLDINGS, INC INDEX Form 10-Q
PART I—FINANCIAL INFORMATION
  Item 1. Financial Statements (Unaudited)
ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY (A Development Stage Company) CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY (A Development Stage Company) CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY (A Development Stage Company) CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE PERIOD FROM INCEPTION (JANUARY 1, 1999) THROUGH MARCH 31, 2006 (Unaudited)
ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY (A Development Stage Company) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
ADVANCED LIFE SCIENCES HOLDINGS, INC (A DEVELOPMENT STAGE COMPANY) NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
  Item 3. Quantitative and Qualitative Disclosures About Market Risk
  Item 4. Controls and Procedures
PART II—OTHER INFORMATION
  Item 6. Exhibits
SIGNATURES
EXHIBIT INDEX
  EXHIBIT 31.1
  EXHIBIT 31.2
  EXHIBIT 32.1
  EXHIBIT 32.2
TABLE OF CONTENTS
COMPANY INFORMATION
RISK FACTORS
Risks Related to Our Industry and Business
Risks Related to the Ownership of Our Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET PRICE INFORMATION
SELECTED FINANCIAL DATA
OTHER INFORMATION REGARDING THE COMPANY
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION